ORBIS

Warszawa , 2003-11-26

03045039

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC - 9 2003
WASH. D.C. 158 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 33/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dlw 12/11

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 33/2003

The Management Board of Orbis S.A. hereby informs that the regulatory proceedings pending before the Property Commission acting within the framework of the Act on Relations Between the Catholic Church in the Republic of Poland and the State, relating to the Orbis' "Unia" Hotel in Lublin have ended on November 25, 2003.

As the proceedings were finalized, the legal status of the above-mentioned real property was finally established and at present the property is not burdened with any third party claims.